May 7, 2014

Via Edgar

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Foresight Energy LP
Draft Registration Statement on Form S-1
Filed April 24, 2014
CIK No. 0001540729

Dear Mr. Reynolds:

This letter sets forth Foresight Energy LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated May 5, 2014 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Partnership has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 7 to the Registration Statement (“Amendment No. 7”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 7. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 7 unless stated otherwise.

Foresight Energy LP, page 1

1.	Please provide an expanded response to comment 3 of our letter dated March 17, 2014 and related follow up comments to clarify how you determined that you are the lowest cost and highest margin bituminous thermal coal producer based on publicly available information, as it remains unclear from the information provided. Add expanded disclosure in the prospectus to explain the basis for your statement.

Response: The Partnership acknowledges the Staff’s comment and has provided updated support regarding cost and margin information for bituminous thermal coal producers in the United States to the Staff. Please see CD No. 1. The Registration Statement has been revised in response to the Staff’s comment, please see pages 1 and 115 of Amendment No. 7.

Risk Factors, page 23

2.	We note your revisions to the third risk factor on page 33 regarding your operators being variable interest entities. Please revise to describe more clearly the material risks relating to your contract operators. As non-exclusive examples, it is unclear why you do not address (1) the contractors’ ability to terminate the arrangements; (2) the extent to which you are able to monitor their operations for mine safety, environmental, productivity, quality or other factors; and (3) the time and cost associated with replacing the contract miners, if necessary, and any resulting consequences to your quarterly distributions. Additionally, please revise where appropriate to further explain your relationship with such operators, including (1) the nature and extent of your contractual or other powers to direct the activities of the contract operators and (2) whether your subsidiaries are their sole customers.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 32, 33, 125 and 126 of Amendment No. 7.

Coal Sales Contracts, page 127

3.	Please provide the analysis requested by comment 7 in our April 18, 2014 letter, showing how you concluded that the loss of customer referenced in Exhibit 10.67, as filed previously, would not have a material adverse effect on the partnership.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to indicate that the loss of such customer could have a material adverse effect on the Partnership. The Partnership has re-filed Exhibit 10.67 as an exhibit to Amendment No. 7 with certain confidential information redacted.

4.	We note disclosure stating that Patton, Mach and the other contract mining operators are unaffiliated. With a view to clarifying disclosure, please advise us who owns and controls the contract operators. We note, in this regard, media reports that MaRyan is an affiliate of the Cline Group.

Response: The Partnership acknowledges the Staff’s comment and respectfully submits that each of our operating subsidiaries have a coal mining agreement and coal processing agreement in place with a separate contract mining operator. Despite media reports, neither MaRyan, nor any of the other contract mining operators are affiliated with the Partnership or its Sponsors. However, each of the contract mining operators is under the common control of Coalfield Transports, Inc., a privately-held company. The principals who own and control Coalfield Transports, Inc. are private individuals, each of whom is unaffiliated with the Cline Group or the Partnership.

Competition, page 128

5.	We note the statement on page 5 that you believe the size and contiguous nature of your reserves are a competitive advantage. Please revise this section to address your belief and explain the positive and negative factors pertaining to such competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Response: The Registration Statement has been revised in response to the Staff’s comment by removing this statement. The Partnership advises the staff that the removal is based upon the fact that while the Partnership believes the size and contiguous nature provide a benefit and advantage to its mines, it does not believe that such disclosure sets forth a competitive advantage that is material to an investor to warrant further discussion of positive and negative factors pertaining to this statement.

Environmental and Other Regulatory Matters, page 150

6.	Please revise here or where appropriate to update for the recent U.S. Supreme Court decision regarding the EPA and regulations upheld under the Clean Air Act. Alternatively, please advise us why you believe disclosure of the effect on the coal industry is not necessary.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 159 of Amendment No. 7.

Certain Relationships, page 171

7.	Please revise to disclose the aggregate minimum royalties to related parties.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 185-187 of Amendment No. 7.

Exhibits

8.	Please file the agreements with Patton, Mach and the other contract mining operators as exhibits or provide an analysis of how you determined that such agreements do not meet the requirements of Item 601(b)(10) as you indicate in your April 1, 2014 response to comment 25 of our March 17, 2014 comment letter.

Response: The Partnership acknowledges the SEC’s comment and advises the Staff that the Partnership has filed the form of contract mining agreement and the form of coal processing agreement as Exhibit 10.70 and Exhibit 10.71, respectively. The Partnership further advises the Staff that the form of each agreement filed as an exhibit is materially the same for each of the Partnership’s contract mining operators.

[Remainder of page intentionally blank]

The Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact Oscar Martinez, our Chief Financial Officer, at (314) 932-6102 or oscar.martinez@foresight.com with any questions or comments regarding this letter.

Sincerely,
/s/ Michael J. Beyer
Michael J. Beyer
Chief Executive Officer and President

cc:	Oscar Martinez (Foresight Energy LP)
Rashda M. Buttar (Foresight Energy LP)
William J. Miller (Cahill Gordon & Reindel LLP)
Kimberly C. Petillo-Décossard (Cahill Gordon & Reindel LLP)